Yae! Organics Inc



ANNUAL REPORT

12655 W Jefferson Blvd

Los Angeles, CA 90066

0

https://yaeorganics.com/

This Annual Report is dated January 3, 2023.

BUSINESS

Yae! Organics is a smart food company that sources, formulates, and packages juice powders and snacks. We provide functional supplements, snacks, and electronics to health-focused individuals that live an on-the-go lifestyle. Our products are produced using spray and freeze dry technologies which capture, and preserves the nutrients, of fresh juice. We in turn offer these powders as raw juice powders, lemonade powders, and snack bars. Our products save time, money, and reduce waste.We're dedicated to making healthy juicing as easy and accessible as possible, inside out, without any compromises on quality.

Yae! Organics originally began as a product under the company, Foy Foods Inc., which was set up by Lorenzo Holley originally as a diverse international food distributor & sales agency. Primarily to offer consumers healthy alternatives by distributing competitively priced, plant based brands, in urban areas. Through Foy Foods Lorenzo established relationships with major farmers, growers, manufacturers, distributors, and licensees. Foy Foods has since dissolved. As of February 2019, Yae! Organics operates as its own distinct entity, as a California corporation.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $106,787.52

Number of Securities Sold: 228,860

Use of proceeds: General Business

Date: June 30, 2020

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 6,050,000

Use of proceeds: N/A

Date: June 01, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Revenue

$248,700 (2020) and $294,461.26 (2021)

Our revenues increased $45,761.51 (18%). We attribute the 18% increase to our targeted marketing strategy and increased advertising spend: $26,119.58 (2020) and $50,467.90 (2021).

Based on our current Customer Acquisition Cost (CAC) we believe we'll increase revenues as we gradually increase our advertising budget. In 2021 we also established relationships with major retailers which we believe will precipitate long-term growth.

Cost of Goods Sold (COGS)

$165,560.48 (2020) and $168,055.25 (2021)

COGS increased 1.5%%. COGS are associated with the cost of Ingredients, Materials, Manufacturing, and Shipping of our products. We manufactured more products in 2021. Also amid COVID-19 supplier prices of ingredients, materials, and shipping increased dramatically. Due to an uncertain climate we stockpiled ingredients and supplies as a precautionary measure, which increased our COGS in the short term.

Gross Profits

$83,139.27 (2020) and $126,406.01 (2021)

2021 gross profits increased by $43,266.74 (52%). This improved performance was caused by an increase in higher sales volume in 2021.

Expenses

$85,342.48 (2020) and 101,087.42(2021)

Our operating expenses increased $15,744.52. The majority of the increase can be attributed to our Advertising and Marketing Spend. The 18% increase in advertising spend played a vital role in our top-line revenue.

Historical results and cash flows:

We believe the information covered above and contained in our financial statements is indicative of the company's performance. However, we believe we have growth opportunities.

We're expecting our Cost of Goods Sold (COGS) to increase as we attempt to expand distribution into major retail stores. We are currently seeking to raise to accelerate our growth. Our distribution network is pivotal to growth in our industry. We define "major retailers" as chain retailers or big box stores. These are stores with 300-10,000 locations across the US. These stores achieve economies of scale by focusing on large sales volumes. Examples of these stores in our industry would be WholeFoods, CVS, Target, Walmart, BJs, Sam's Club Costco, and or Walgreens. It's imperative that we establish cash reserves to facilitate Purchase Orders from Major Retailers.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $190,209.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Shopify Working Capital

Amount Owed: $14,132.00

Interest Rate: 11.0%

Maturity Date: May 14, 2023

Creditor: Lorenzo and Robin Holley

Amount Owed: $97,052.00

Interest Rate: 0.0%

These notes have no terms or agreements in place.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Lorenzo Holley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder; CEO; Director

Dates of Service: February 21, 2019 - Present

Responsibilities: Responsibilities include making major corporate decisions, managing the overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and corporate operations. Lorenzo takes a monthly salary of $2000.

Other business experience in the past three years:

Employer: Nibor Resources

Title: Founder

Dates of Service: October 23, 2017 - Present

Responsibilities: Helped found company, but is not active in operations.

Other business experience in the past three years:

Employer: Know Box Ventures

Title: Principal

Dates of Service: January 01, 2016 - Present

Responsibilities: Developing concepts into products. Supporting inventors with product management, patent monetization, and IP monetization

Other business experience in the past three years:

Employer: Reagal Films LLC

Title: Sales Manager

Dates of Service: April 01, 2008 - Present

Responsibilities: Negotiating and licensing film content to domestic & international licensees and distributors. Increased annual gross sales by 40% annually. Implementing strategic goals for marketing campaigns. Leading a team of 10 creative and technical staff. Also successfully expanding the marketing reach of older content into emerging digital platforms. Lorenzo is a co-founder but is not actively working here. He still receives royalties from the films he produced.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Lorenzo Holley

Amount and nature of Beneficial ownership: 3,500,000

Percent of class: 55.0

Title of class: Common Stock

Stockholder Name: Robin Holley

Amount and nature of Beneficial ownership: 2,550,000

Percent of class: 40.0

RELATED PARTY TRANSACTIONS

Name of Entity: Lorenzo Holley

Relationship to Company: Director

Nature / amount of interest in the transaction: Initial start up capital was issued as loans to the company. For the fiscal year ended December 31,2020 and 2019 note receivables amounted to $49,828 and $47,224 respectively.

Material Terms: No terms and agreements put in place.

Name of Entity: Robin Holley

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Initial start up capital was issued as loans to the company. For the fiscal year ended December 31,2020 and 2019 note receivables amounted to $49,828 and $47,224 respectively.

Material Terms: No terms and agreements put in place

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 431,451 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,378,112 outstanding.

Voting Rights

One share one vote.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our customers and the issuer companies that utilize our platform. Further, any significant disruption in service on yaeorganics.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on GoDaddy could harm our reputation and materially negatively impact our financial condition and business.

The SEC requires the Company to identify risks that are specific to its business and its financial condition.

The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Intellectual Property

Our Branding and Packaging Design Style, formulations, and other intellectual property could be unenforceable or ineffective. One of the Company's most valuable assets is its intellectual property. We believe our branding, and formulations, are unique; however a competitor could incorporate elements of our intellectual property into their brands and products.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action.

Issuing more equity could require bringing on additional investors.

Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Competition

There are several potential competitors who are better positioned than we are to take the majority of the market. The Health Food and wellness industries are well-developed and highly competitive. There are several large and established manufacturers with the food science talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a license from us, then the value of your investment would be greatly diminished.

Projections

Our growth projections are based on an assumption that we will be able to successfully launch a lower priced product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Liquidity

Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired, or partner, with an existing player in the supplement, snack, and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not guaranteed.

Dividends

We do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to reinvest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful partnership or sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the nutraceutical categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on January 3, 2023.

Yae! Organics Inc

By /s/ *Lorenzo Holley*

Name: Yae! Organics Inc

Title: Director

Exhibit A

FINANCIAL STATEMENTS

I, Lorenzo Holley (Print Name), the CEO (Principal Executive Officers) of Yae Organics (Company Name), hereby certify that the financial statements of Yae Organics (Company Name) and notes thereto for the periods ending 12/31/2020 (first Fiscal Year End of Review) and 12/31/2021 _____(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] 2021 the amounts reported on our tax returns were total income of $ 294,461.24 taxable income of $ 25,318.59 and total tax of $ 2058.00

***If the company has not filed tax returns please** replace above sentence with options below and then include the information for the previous year if applicable:*

[Company] has not yet filed its federal tax return for [year]."

If the company is a brand new company please replace above sentence with:

"[Company] was not in existence for the previous tax year."

If neither of these apply, please delete these additional instructions

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12/15/2022 (Date of Execution).

_____________________ (Signature)

CEO (Title)

12/15/22 (Date)

Yae! Organics Inc

Profit and Loss
January - December 2021

	TOTAL
Income	
Amazon Marketplace	5,225.30
Amazon Pay	15,338.73
Distributors Income	5,005.69
PayPal Sales	48,703.68
Sales of Product Income	53,664.59
Shopify Transfer	53,340.67
Stripe Sales	113,182.60
Total Income	**$294,461.26**
Cost of Goods Sold	
COGS - Development	30.00
COGS - Other	3,652.77
COGS - Shipping	12,236.07
COGS - Shipping Paypal	138.01
COGS - Snack Bar Development	2,085.00
COGS - Supplies & Materials	93,880.63
Cost of Goods Sold	56,032.77
Total Cost of Goods Sold	**$168,055.25**
GROSS PROFIT	**$126,406.01**
Expenses	
Advertising & Marketing	50,467.90
Bank Charges & FeesCredits	383.33
Contractors	6,528.96
Employee Benefits	900.00
Finance costs	0.00
Bank Charges & Fees	305.88
Currency Gain/Loss	3,939.77
Total Bank Charges & Fees	**4,245.65**
PayPal Fees	5,510.12
Total Finance costs	**9,755.77**
Insurance	713.60
General Liability	1,921.54
Total Insurance	**2,635.14**
Legal & Professional Services	3,050.00
Accounting Fees	4,675.00
Legal Fees	1,200.00
Total Legal & Professional Services	**8,925.00**
Office Expenses	76.70
Office Supplies & Software	5,356.20
Parking Expenses	4.00

Yae! Organics Inc

Profit and Loss

January - December 2021

	TOTAL
Postage & Shipping	60.00
Rent & Lease	10,914.50
Software Expenses	65.28
Taxes & Licenses	0.89
CA - Statement of Information (SOI)	30.00
Total Taxes & Licenses	**30.89**
Telephone	3,890.07
Travel	1,060.20
Transportation	33.48
Total Travel	**1,093.68**
Total Expenses	**$101,087.42**
NET OPERATING INCOME	**$25,318.59**
NET INCOME	**$25,318.59**

Yae! Organics Inc

Profit and Loss
January - December 2020

	TOTAL
Income	
Amazon Marketplace	14,707.03
Amazon Pay	6,901.41
Discounts/Refunds Given	-453.91
Distributors Income	1,293.03
Money in to PayPal	3,132.07
PayPal Sales	106,605.94
Sales of Product Income	7,704.00
Shopify Transfer	101,329.14
Stripe Sales	7,481.04
Total Income	**$248,699.75**
Cost of Goods Sold	
COGS - Development	19,605.93
COGS - Other	21,273.29
COGS - Shipping	24,177.78
COGS - Shipping Paypal	551.50
COGS - Snack Bar Development	12,400.00
COGS - Supplies & Materials	30,281.75
Cost of Goods Sold	57,270.23
Total Cost of Goods Sold	**$165,560.48**
GROSS PROFIT	**$83,139.27**
Expenses	
Advertising & Marketing	26,119.58
Ask My Accountant	0.00
Contractors	5,298.38
Finance costs	0.00
Bank Charges & Fees	10,381.87
Interest Paid	210.22
Merchant Fee	5,260.16
PayPal Fees	5,034.44
Total Finance costs	**20,886.69**
Insurance	0.00
General Liability	2,574.78
Total Insurance	**2,574.78**
Legal & Professional Services	0.00
Accounting Fees	1,500.00
Legal Fees	1,069.00
Total Legal & Professional Services	**2,569.00**
Office Supplies & Software	6,081.78
Officers Compensation	183.54
Payroll Processing Fees	2,964.72

Yae! Organics Inc

Profit and Loss
January - December 2020

	TOTAL
Postage & Shipping	268.16
Rent & Lease	11.22
Repairs & Maintenance	246.36
Taxes & Licenses	12,587.00
Sales Taxes	2,940.28
Total Taxes & Licenses	**15,527.28**
Telephone	2,100.00
Travel	489.51
Utilities	21.48
Total Expenses	**$85,342.48**
NET OPERATING INCOME	$ -2,203.21
NET INCOME	$ -2,203.21

Yae! Organics Inc

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
01 Primary Share	700.00
MCU Checking (**64)	-1,872.12
PayPal Bank	86.73
Santander Bus Checking (8531)	191,214.37
Shopify Capital Repayment	43.06
Total Bank Accounts	**$190,172.04**
Accounts Receivable	
Accounts Receivable	161,325.00
Allowance for return and bad debt	-50,000.00
Total Accounts Receivable	**$111,325.00**
Other Current Assets	
Inventory Asset	90.01
Undeposited Funds	39.15
Total Other Current Assets	**$129.16**
Total Current Assets	**$301,626.20**
Fixed Assets	
Machinery & Equipment	6,253.29
Total Fixed Assets	**$6,253.29**
TOTAL ASSETS	**$307,879.49**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Intuit Financing Loan	32,582.10
PayPal - Working Capital Loan	60.12
Shopify - Working Capital Loan	3,592.32
Total Other Current Liabilities	**$36,234.54**
Total Current Liabilities	**$36,234.54**
Long-Term Liabilities	
Loan to-from Founders	-152,321.98
PPP Loan	158,200.00
Total Long-Term Liabilities	**$5,878.02**
Total Liabilities	**$42,112.56**

Yae! Organics Inc

Balance Sheet

As of December 31, 2021

	TOTAL
Equity	
Common Stock	126,360.05
Retained Earnings	6,431.28
StartEngine - Raise 1	107,657.01
Net Income	25,318.59
Total Equity	**$265,766.93**
TOTAL LIABILITIES AND EQUITY	**$307,879.49**

Yae! Organics Inc

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
01 Primary Share	700.00
MCU Checking (**64)	5,281.23
PayPal Bank	8,880.01
Santander Bus Checking (8531)	47,282.57
Total Bank Accounts	**$62,143.81**
Accounts Receivable	
Accounts Receivable	7,704.00
Total Accounts Receivable	**$7,704.00**
Other Current Assets	
Undeposited Funds	1.95
Total Other Current Assets	**$1.95**
Total Current Assets	**$69,849.76**
Fixed Assets	
Machinery & Equipment	6,253.29
Total Fixed Assets	**$6,253.29**
TOTAL ASSETS	**$76,103.05**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
PayPal - Working Capital Loan	1,673.41
Shopify - Working Capital Loan	169.59
Total Other Current Liabilities	**$1,843.00**
Total Current Liabilities	**$1,843.00**
Long-Term Liabilities	
Loan to-from Founders	-49,828.24
Total Long-Term Liabilities	**$ -49,828.24**
Total Liabilities	**$ -47,985.24**
Equity	
Common Stock	10,000.00
Retained Earnings	8,634.49
StartEngine - Raise 1	107,657.01
Net Income	-2,203.21
Total Equity	**$124,088.29**
TOTAL LIABILITIES AND EQUITY	**$76,103.05**

Yae! Organics Inc

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	25,318.59
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	-153,621.00
Allowance for return and bad debt	50,000.00
Inventory Asset	-90.01
Intuit Financing Loan	32,582.10
PayPal - Working Capital Loan	-1,613.29
Shopify - Working Capital Loan	3,422.73
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-69,319.47**
Net cash provided by operating activities	**$ -44,000.88**
FINANCING ACTIVITIES	
Loan to-from Founders	-102,493.74
PPP Loan	158,200.00
Common Stock	116,360.05
Net cash provided by financing activities	**$172,066.31**
NET CASH INCREASE FOR PERIOD	**$128,065.43**
Cash at beginning of period	62,145.76
CASH AT END OF PERIOD	**$190,211.19**

Yae! Organics Inc

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,203.21
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable	-7,704.00
Chase Credit Card	0.00
PayPal - Working Capital Loan	1,673.41
Shopify - Working Capital Loan	48.93
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-5,981.66**
Net cash provided by operating activities	**$ -8,184.87**
INVESTING ACTIVITIES	
Machinery & Equipment	-6,253.29
Net cash provided by investing activities	**$ -6,253.29**
FINANCING ACTIVITIES	
Loan to-from Founders	-2,604.37
Common Stock	10,000.00
Retained Earnings	-47,776.62
StartEngine - Raise 1	107,657.01
Net cash provided by financing activities	**$67,276.02**
NET CASH INCREASE FOR PERIOD	**$52,837.86**
Cash at beginning of period	9,307.90
CASH AT END OF PERIOD	**$62,145.76**

CERTIFICATION

I, Lorenzo Holley , Principal Executive Officer of Yae! Organics Inc , hereby certify that the financial statements of Yae! Organics Inc included in this Report are true and complete in all material respects.

Lorenzo Holley

Director